[Letterhead of Debevoise & Plimpton LLP]

July 9, 2010

BY EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Mail Stop 3628

100 F. Street, N.E.

Washington, DC 20549

Attention:	Amanda Ravitz, Esq.
Nicholas P. Panos, Esq.

Re:  Hertz Global Holdings, Inc.

Registration Statement on Form S-4 (Registration No. 333-167085)

Dollar Thrifty Automotive Group, Inc.

Current Report on Form 8-K filed July 6, 2010

Dear Ms. Ravitz and Mr. Panos:

On May 25, 2010, Hertz Global Holdings, Inc. (“Hertz”) filed a registration statement on Form S-4 (the “Registration Statement”), relating to the proposed acquisition of Dollar Thrifty Automotive Group, Inc. (“Dollar”) by Hertz, pursuant to a merger, described below.  That registration statement included a preliminary proxy for a special meeting of Dollar stockholders to approve the merger (the “Special Meeting”).  On July 6, 2010, Dollar filed a Current Report on Form 8-K, reporting the record date for that Special Meeting, which will be reflected in an amendment to the Registration Statement expected to be filed with the Commission in the near future.  This letter is in response to your oral comment received on July 8, concerning the timing of the record date for the Special Meeting in light of Rule 14a-13(a).

Background

On April 25, 2010, Hertz, Dollar and HDTMS, Inc., a wholly-owned subsidiary of Hertz (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Hertz agreed to acquire Dollar through a merger of Merger Sub with and into Dollar (the “Merger”).  If the Merger is consummated, Dollar stockholders (other than those that have properly exercised their appraisal rights in accordance with Delaware law) will receive a combination of shares of Hertz common stock (the “Stock Merger Consideration”) and cash.  The Merger is subject to customary closing conditions, including approval of the Merger by the owners of a majority of Dollar’s outstanding common stock.

Following execution of, and in accordance with, the Merger Agreement, Hertz and Dollar prepared and filed the Registration Statement with the Securities and Exchange Commission (the “Commission”).  On June 25, 2010, the staff of the Commission (the “Staff”) notified Hertz that it would not have substantive comments on the Registration Statement and that, subject to submission of an acceptable form of legal opinion to be delivered with respect to the issuance of the Stock Merger Consideration, Hertz could request accelerated effectiveness of the Registration Statement.  Upon receipt of that news, Dollar quickly convened a meeting of its Board of Directors on July 2, 2010.  We understand that at this meeting Dollar’s Board delegated to Dollar’s Chairman and Chief Executive Officer authority to establish (i) the date of the Special Meeting and (ii) the record date for establishing the stockholders entitled for vote at the Special Meeting.  We further understand that, pursuant to the authority granted at the meeting, on July 6, 2010, the next business day, Dollar’s Chairman and Chief Executive Officer fixed August 18, 2010 as the date of the Special Meeting, and July 16, 2010 as the applicable record date for the Special Meeting (the “Record Date”).  Dollar filed the Form 8-K on July 6, 2010, giving notice of the Special Meeting and the Record Date.

Discussion

Under Rule 14a-13(a)(1), if a registrant knows that securities of any class entitled to vote at a meeting subject to proxy solicitation are held of record by a broker, dealer, voting trustee, bank association or other entity that exercises fiduciary powers in nominee name or otherwise, the registrant is required to distribute so-called broker search cards, inquiring with respect to beneficial ownership of the securities so held of record.  The timing of such an inquiry is governed by Rule 14a-13(a)(3), which provides, in pertinent part, that the registrant shall

“[m]ake the inquiry required by paragraph (a)(1) of this section at least 20 business days prior to the record date of the meeting of security holders, or (i) if such inquiry is impracticable 20 business days prior to the record date of a special meeting, as many days before a record date of such meeting as is practicable . . . or (iii) at such later time as the rules of a national securities exchange on which the class of securities in question is listed may permit for good cause shown. .. . .”

We understand that Dollar caused broker search cards, including the Record Date, to be issued on July 6, 2010, the same date that the Record Date was fixed.  We respectfully submit that doing so was fully consistent with Rule 14a-13(a)(3) for the reasons set forth below.

Dollar’s common stock is listed on the New York Stock Exchange (the “NYSE”).  Rule 402.05 of the NYSE Listed Company Manual provides, in relevant part:

“Companies or others soliciting proxy material through brokers must make inquiry of brokers at least 10 days in advance of the record date before the meeting in order to determine the number of sets of proxy soliciting materials necessary to enable brokers to supply each beneficial owner with a set. A return postcard should be provided for this purpose and should also indicate an agreement to reimburse out-of-pocket expenses incurred in handling the material. Should it become impossible for an inquiry to be made of brokers at least 10 days before the record date, the Exchange must be advised immediately.”

As noted above, under Rule 14a-13(a)(3)(iii), the requirement that broker search cards be distributed at least 20 business days prior to the record date of a special meeting may be shortened to “such later time as the rules of a national securities exchange on which the class of securities in question is listed may permit for good cause shown. . . .” NYSE Rule 402.05 requires that broker search cards be distributed a minimum of 10 calendar days, rather than 20 business days, prior to the record date of a special meeting.  Accordingly, the fact that Dollar issued broker search cards 10 calendar days prior to the Record Date is sufficient under Rule 14a-13(a)(3)(iii), subject to good cause shown.(1)

Dollar had good cause for establishing the July 16 Record Date, including the following:

•                  Under Section 6.01(b) of the Merger Agreement, Dollar was under a contractual obligation “as soon as reasonably practicable following the date of this Agreement [i.e., April 25, 2010], to take all actions necessary to duly call, give notice of, convene and hold a meeting of its stockholders” to obtain stockholder approval of the Merger;

•                  The longer the Merger is pending, the greater the risk that Dollar will be unable to retain and motivate key personnel;

•                  The longer the Merger is pending, the greater the risk that customers, suppliers, franchisees, partners (including airport authorities) and others that deal with Dollar will defer entering into contracts with Dollar, defer making decisions concerning Dollar or seek to change existing business relationships with Dollar;

•                  Under Section 5.01 of the Merger Agreement, prior to the consummation of the Merger, Dollar is severely constrained in the conduct of its business, including limitations on its ability to incur debt, make acquisitions and dispositions, modify its equity capital structure, modify employee benefit arrangements, amend its organizational agreements, make capital expenditures and other investments, any of which could materially impair Dollar’s business;

•                  Delay in the consummation of the Merger will delay the receipt by Dollar’s stockholders of the Merger consideration, which is fixed under the Merger Agreement;

•                  The proxy solicitors retained in connection with the Special Meeting have reported that 10 calendar days will be more than adequate to obtain timely response to broker search cards;

•                  The proxy solicitors also report that, in light of the increased turnover in Dollar common stock following announcement of the Merger, conducting a broker

(1)               Importantly, the NYSE’s 10 day broker inquiry rule appears to have pre-dated the predecessor to Rule 14a-13(a) (which only required a 10 day inquiry), and the commentary in its adopting release (Release No. 34-13719, dated July 5, 1977), suggests that the words “for good cause shown” relate to an exchange’s ability to shorten the 10 day period for deferred or late inquiries, rather than to place a separate burden on the Commission to find good cause in individual circumstances.

search inquiry 10 calendar days, rather than 20 business days, prior to the Record Date, should elicit responses that more accurately reflect the true beneficial ownership of Dollar’s stock as of the Record Date; and

•                  Dollar and Hertz have both been advised by the proxy solicitors that registrants listed on the NYSE typically follow the NYSE 10 calendar day advance notice requirement of NYSE Rule 402.05 in connection with special meetings, rather than 20 business days.  We would be happy to provide examples of several significant recent merger transactions where the inquiry was conducted 10 days or less prior to the record date.  Accordingly, purported reliance by any market participant upon an anticipated 20 business day notice of a record date would be misplaced.

In addition, while it is true that the Merger remains under consideration by the FTC, Hertz and Dollar have agreed upon procedures with the FTC that it is believed will facilitate timely review.  Moreover, the fact that there is more than one outstanding condition to the closing of the Merger does not mean that the removal of each such contingency does not lessen (albeit not eliminate) many of the negative impacts resulting from the protracted pendency of the Merger.

We also respectfully submit that providing broker search cards 20 business days prior to the July 16 record date was impracticable within the meaning of Rule 14a-13(a)(3)(i).  Dollar and Hertz had not anticipated clearing the Staff comment process on the Registration Statement on June 25, 2010, and consequently were not in a position to determine when a special meeting and associated record date could be fixed.(2) For the same reason, Dollar was not in a position to initiate a broker search inquiry because under Rule 14a-13(a)(1)(ii)(B) any such inquiry must include the record date of the applicable stockholder meeting.  Acting as soon as practicable, Dollar convened a meeting of its directors on July 2, and the date of the Special Meeting and related Record Date was fixed and published on July 6, the next business day.  Only then was it practicable for Dollar to issue broker search cards including that Record Date.  We note that impracticability of this nature appears to have been demonstrated to, and respected by, the Staff in the past.  In an October 8, 2009 letter responding to Staff comments to Amendment 3 to Form S-4 of Two Harbors Investment Corp. (File No. 333-160199, filed September 22, 2009), counsel to Two Harbors sought to explain why a record date only seven days after the mailing of broker search cards complied with Rule 14a-13:

“Because Capitol announced the record date on September 17, 2009 and the date of the Special Meetings on September 24, 2009, it was not practicable to mail broker search letters 20 business days prior to the record date.  Capitol mailed such broker search letters on September 17, 2009, and is therefore in compliance

(2)               In Release No. 34-20021, dated July 28, 1983, the Staff noted that the impracticability exception was added in response to commentators that asserted the “compliance with the proposal might not be possible in the context of certain special meetings of security holders called on short notice because issuers may not know 20 days in advance of the record date that such a meeting will be called.”  This appears to be just such an instance.

with Section 14a-13.”

The fact that the Two Harbors’ final S-4 reported no change in the record date suggests that the Staff did not dispute the impracticability of earlier broker search inquiry.

On the basis of the foregoing, we respectfully submit that the July 16, 2010 Record Date for the Special Meeting is consistent with Rule 14a-13.

Given the significance and urgency of this matter, your timely response would be most appreciated.  Please call me at (212) 909-6036 or Jack Allen at (212) 909-6611 at your earliest convenience.

Respectfully submitted,

/s/ Steven J. Slutzky

Steven J. Slutzky

cc:	Jeff Zimmerman
(Hertz Global Holdings, Inc.)
Vicki Vaniman
(Dollar Thrifty Automotive Group, Inc.)
Jack Allen
(Debevoise & Plimpton LLP)
Paul Shim
(Cleary Gottlieb Steen & Hamilton LLP)